SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1998

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401 (k) Retirement Savings Plan
                  for Salaried Employees of Constar International, Inc.

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX


                                                                         Pages


Signatures...........................................................      3

Report of Independent Accountants....................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........   7 to 18

Exhibit 23 - Consent of Independent Accountants......................     19

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Crown Cork & Seal Company, Inc.
                                       401 (k) Retirement Savings Plan
                                       for Salaried Employees of CONSTAR
                                       International, Inc.



                                       By: /s/ James T. Malec
                                           ------------------
                                           James T. Malec
                                           Member, Benefit Plan Committee

Date: June 25, 1999

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
for Salaried Employees of CONSTAR International, Inc.

Financial Statements as of and for the years ended December 31, 1998 and 1997

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Table of Contents
--------------------------------------------------------------------------------


                                                                         Page
Report of Independent Accountants                                          1

Financial Statements

    Statement of Net Assets Available for Benefits                         2

    Statement of Changes in Net Assets Available for Benefits              3

    Notes to Financial Statements                                        4 - 10

Supplemental Schedules*

    Schedule I   - Schedule of Assets Held for Investment Purposes         11

    Schedule II  - Schedule of Reportable Transactions (Transactions or
                   Series of Transactions in Excess of 5% of Plan Assets)  12



*   Other  supplemental   schedules  required  by  Section  2520.103-10  of  the
    Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants



To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 7, the Plan was merged with and into the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan effective March 31, 1999.

PricewaterhouseCoopers LLP

June 18, 1999
Philadelphia, Pennsylvania

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Statement of Net Assets Available for Benefits
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                    1998               1997
Investments, at fair value:
Registered investment companies:
     Vanguard Balanced Index Fund              $ 2,556,506 *      $ 2,372,567 *
     Vanguard Total Bond Market Index Fund         567,698            548,049
     Vanguard Explorer Fund                        847,747          1,201,360 *
     Vanguard 500 Index Fund                     7,245,558 *        5,713,811 *
     Vanguard International Growth Fund            838,913            856,330
     STI Classic Prime Quality Money Market Fund    81,712            130,086
Crown Cork & Seal Fixed Income Fund              6,161,387 *        7,161,750 *
Crown Cork & Seal Stock Fund                     1,831,288 *        3,700,717 *
Participant loans                                  856,770            899,115
                                              --------------     --------------

        Total investments                       20,987,579         22,583,785
                                              --------------     --------------

Receivables:
Employer's contributions                            23,092             30,286
Participants' contributions                         61,581             76,092
Other receivables                                        -             28,006
                                              --------------     --------------


        Total receivables                           84,673            134,384
                                              --------------     --------------
Net assets available for benefits              $21,072,252        $22,718,169
                                              ==============     ==============


* Represents 5% or more of net assets available for benefits.

The  accompanying  notes are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                       1998           1997
Additions:
Investment income:
     Interest and dividend income                  $  708,849     $  999,940
     Interest income, participant loans                67,325         95,855
     Net appreciation in fair value of investments    801,726        844,511
                                                  ------------   ------------

                                                    1,577,900      1,940,306
                                                  ------------   ------------

Contributions:
     Employer                                         325,252        420,079
     Participant                                      935,975      1,257,929
                                                  ------------   ------------
                                                    1,261,227      1,678,008
                                                  ------------   ------------
        Total additions                             2,839,127      3,618,314
                                                  ------------   ------------

Deductions:
Payment of benefits                                 4,485,044      2,763,508
Administrative expenses                                     -            465
                                                  ------------   ------------

        Total deductions                            4,485,044      2,763,973
                                                  ------------   ------------

Net (decrease) increase                            (1,645,917)       854,341
                                                  ------------   ------------

Net assets available for benefits:
     Beginning of period                           22,718,169     21,863,828
                                                  ------------   ------------
     End of period                                $21,072,252    $22,718,169
                                                  ============   ============


The  accompanying  notes are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1998
--------------------------------------------------------------------------------



 1.  Description of Plan

     The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering all salaried employees of CONSTAR International, Inc. (the "Company") who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions
     Each year, participants may make a basic pre-tax contribution of 2 percent to 6 percent of their compensation, as defined in the Plan. In addition, participants may make a supplemental pre-tax contribution up to 10 percent of their pre-tax compensation plus an "added value" contribution of up to 10 percent of compensation. The aggregate of these contributions may not exceed 17 percent of the participant's compensation, subject to certain limitations. In addition, participants may make after-tax contributions of up to 10 percent of their compensation. The Company contributes 50 percent of the first 6 percent of the participant's aggregate pre-tax and after-tax contributions.

     Participant accounts
     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants  are  immediately  vested  in  their   contributions  and  the
     Company's contributions plus actual earnings thereon.

     Participant loans
     Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan. Loan terms range from 1 to 5 years. Longer periods may be approved by the Plan Administrator if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 9.5 percent to 10 percent and 7 percent to 10 percent for loans outstanding as of December 31, 1998 and 1997, respectively. Principal and interest is paid ratably through monthly payroll deductions.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1998
--------------------------------------------------------------------------------

     Payment of Benefits
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his/her account or monthly installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

     Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     Investment Options
     Participants are able to allocate their contributions among the following investment options:

     Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

     Vanguard Total Bond Market Index Fund (formerly the Vanguard Bond Index Fund - Total Bond Market Portfolio): Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

     Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

     Vanguard 500 Index Fund (formerly the Vanguard Index Trust - 500 Portfolio): Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     Vanguard International Growth Fund (formerly the Vanguard International Growth Portfolio): Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     Crown Cork & Seal Stock Fund: Invests in Crown Cork & Seal stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

     Crown Cork & Seal Fixed Income Fund: Seeks to preserve the value of the original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 share value.

     STI Classic Prime Quality Money Market Fund: Invests in high quality short-term debt securities. These include CDs, bankers' acceptances, commercial paper, U.S. treasury securities and some municipal securities and repurchase agreements. It is designed to maintain a constant $1.00 share value.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1998
--------------------------------------------------------------------------------

 2.  Summary of Accounting Policies

     The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Units of the Company's Fixed Income Fund are valued at net asset value at year end. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     Payment of Benefits
     Benefits are recorded when paid.

 3.  Related Party Transactions

     The Plan invests in shares of registered investment companies managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for those investments defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

 4.  Crown Cork & Seal Fixed Income Fund

     The Crown Cork & Seal Fixed Income fund consists of guaranteed investment contracts ("GICs") and the Vanguard Retirement Savings Trust. The GICs are valued at contract value, which approximates fair value. The GICs are fully benefit responsive. Interest rates on GICs ranged between 4.94 percent and
     7.32 percent at December 31, 1998 and 5.00 percent and 6.96 percent at December 31, 1997. Average yields on GICs were 5.71 percent in 1998 and
     6.07 percent in 1997. The Vanguard Retirement Savings Trust is a tax-exempt collective fund invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. As the GICs mature the proceeds are invested in the Vanguard Retirement Savings Trust.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1998
--------------------------------------------------------------------------------

 5.  Plan Expenses

     The Company generally pays for the Plan's administrative expenses except for brokerage commissions and related expenses which are paid directly from the Plan's earnings.

 6.  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated February 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Accordingly, the Plan is not subject to federal or local income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 7.  Subsequent Event

     The Plan was merged with and into the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan, effective March 31, 1999. The transferred assets totaled $21,704,866.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1998
--------------------------------------------------------------------------------

 8.  Changes in Net Assets Available for Benefits by Investment Fund

     The allocation of changes in net assets available for benefits for the year ended December 31, 1998 is as follows:

                                                          Fund Information
                          ---------------------------------------------------------------------------------------------
                                     Vanguard                                                           Crown
                           Vanguard   Total                          Vanguard                        Cork & Seal
                           Balanced   Bond     Vanguard  Vanguard  International  Crown                 Fixed
                            Index     Market   Explorer  500 Index   Growth     Cork & Seal Participant Income    STI
                             Fund   Index Fund   Fund      Fund       Fund      Stock Fund     Loans     Fund     Fund      Total
Additions:
Investment income:
   Interest and dividend
     income               $  98,231  $ 35,548  $  7,600  $  114,263  $ 16,701   $  60,437  $      -   $ 369,532 $ 6,537   $ 708,849
   Interest income,
     participant loans            -         -         -           -         -           -    67,325           -       -      67,325
   Net appreciation
     (depreciation) of
     investments            322,140     9,935     4,750   1,477,096    96,287  (1,108,482)        -           -      -      801,726
                         ----------  -------- --------- -----------  --------  ----------  --------  ---------- -------  ----------
                            420,371    45,483    12,350   1,591,359   112,988  (1,048,045)   67,325     369,532   6,537   1,577,900
                         ----------  -------- --------- -----------  -------   ----------  --------  ---------- -------  ----------
Contributions:
   Employer                  47,965    13,879    24,739     115,140    16,017      29,574         -      77,938       -     325,252
   Participant              143,106    40,163    74,316     342,787    49,730      79,352         -     206,521       -     935,975
   Participant loan
     repayments              53,453     8,477    20,036      87,862    13,982      18,438  (295,104)     92,856       -           -
                         ----------  -------- --------- -----------  --------  ----------  --------  ---------- -------  ----------
                            244,524    62,519   119,091     545,789    79,729     127,364  (295,104)    377,315       -   1,261,227
                         ----------  -------- --------- -----------  --------  ----------  --------  ---------- -------  ----------
     Total additions        664,895   108,002   131,441   2,137,148   192,717    (920,681) (227,779)    746,847   6,537   2,839,127
                         ----------  -------- --------- -----------  --------  ----------  --------  ---------- -------  ----------
Deductions:
Participant loan
     withdrawals             26,038     2,110    16,626    111,408     17,983      62,354  (326,794)     90,275       -           -
Payment of benefits         592,771    57,024   181,743    945,652     70,741     543,683   141,360   1,897,159  54,911   4,485,044
                         ----------  -------- --------- ----------   --------  ----------  --------  ---------- -------  ----------
     Total deductions       618,809    59,134   198,369  1,057,060     88,724     606,037  (185,434)  1,987,434  54,911   4,485,044
                         ----------  -------- --------- ----------   --------  ----------  --------  ---------- -------  ----------
Net increase (decrease)
   prior to interfund
   transfers                 46,086    48,868   (66,928) 1,080,088    103,993  (1,526,718)  (42,345) (1,240,587)(48,374) (1,645,917)
Interfund transfers         132,562   (30,578) (292,972)   434,238   (123,345)   (347,823)        -     227,918       -           -
                         ----------  -------- --------- ----------   --------  ----------  --------  ---------- -------  ----------
Net increase (decrease)     178,648    18,290  (359,900) 1,514,326    (19,352) (1,874,541)  (42,345) (1,012,669)(48,374) (1,645,917)

Net assets available
for benefits:
     Beginning of period  2,390,760   553,184 1,213,658  5,761,745    863,091   3,712,875   899,115   7,193,655 130,086  22,718,169
                         ----------  -------- --------- ----------   --------  ---------- ---------  ---------- ------- -----------
     End of period       $2,569,408  $571,474 $ 853,758 $7,276,071   $843,739  $1,838,334 $ 856,770  $6,180,986 $81,712 $21,072,252
                         ==========  ======== ========= ==========   ========  ========== =========  ========== ======= ===========

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1998
--------------------------------------------------------------------------------

 8.  Changes in Net Assets Available for Benefits by Investment Fund

     The allocation of changes in net assets available for benefits for the year ended December 31, 1997 is as follows:

                                                                            Fund Information
                                             ---------------------------------------------------------------------------------------

                                                   Vanguard
                                                  Bond Index                                                                Crown
                                       Vanguard  Fund - Total             Vanguard    Vanguard                           Cork & Seal
                                       Balanced     Bond      Vanguard     Index    International   Crown                   Fixed
                                         Index      Market    Explorer   Trust - 500   Growth    Cork & Seal  Participant   Income
                                         Fund     Portfolio     Fund      Portfolio   Portfolio   Stock Fund     Loans      Fund
Additions:
Investment income:
    Interest and dividend income     $   52,282    $  6,250  $  121,729  $   86,744  $   39,009  $   17,205   $       -   $   64,283
    Interest income, participant loans        -           -           -           -           -           -      95,855            -
    Net appreciation (depreciation)
      of investments                    (19,489)      3,166    (108,045)    (41,680)    (44,106)    434,622           -            -
                                     ----------  ----------   ---------  ----------  ----------  ----------   ---------   ----------
                                         32,793       9,416      13,684      45,064      (5,097)    451,827      95,855       64,283
                                     ----------  ----------   ---------  ----------  ----------  ----------   ---------   ----------

Contributions
    Employer                             52,223      16,414      31,948     122,698      20,674      42,878           -      102,433
    Participant                         171,429      52,934      99,076     365,905      64,491     112,708           -      265,577
    Participant loan repayments          25,035       4,174      10,778      46,462       6,943      12,077    (161,100)      55,631
                                     ----------  ----------   ---------  ----------  ----------  ----------   ---------   ----------
                                        248,687      73,522     141,802     535,065      92,108     167,663    (161,100)     423,641
                                     ---------   ----------   ---------  ----------  ----------  ----------   ---------   ----------
      Total additions                   281,480      82,938     155,486     580,129      87,011     619,490     (65,245)     487,924
                                     ----------  ----------   ---------  ----------  ----------  ----------   ---------   ----------

Deductions:
Administrative expenses                       -          -            -           -          -            -           -            -
Participant loan withdrawals                  -          -            -           -          -            -    (435,291)           -
Payment of benefits                       7,856        983        1,072       5,405          -        1,596      95,164       11,707
                                     ----------  ---------   ----------  ---------- ----------   ----------   ---------   ----------
      Total deductions                    7,856        983        1,072       5,405          -        1,596    (340,127)      11,707
                                     ----------  ---------   ----------  ---------- ----------   ----------   ---------   ----------

Net increase prior to
    interfund transfers                 273,624     81,955      154,414     574,724     87,011      617,894     274,882      476,217
Interfund transfers                   2,117,136    471,229    1,059,244   5,187,021    776,080    3,094,981    (367,948)   6,717,438
                                     ----------  ---------   ----------  ---------- ----------   ----------   ---------   ----------
Net increase (decrease)               2,390,760    553,184    1,213,658   5,761,745    863,091    3,712,875     (93,066)   7,193,655

Net assets available for benefits:
      Beginning of period                     -          -            -           -          -            -     992,181            -
                                     ----------  ---------   ----------  ---------- ----------   ----------   ---------   ----------
      End of period                  $2,390,760  $ 553,184   $1,213,658  $5,761,745 $  863,091   $3,712,875   $ 899,115   $7,193,655
                                     ==========  =========   ==========  ========== ==========   ==========   =========   ==========

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1998
--------------------------------------------------------------------------------

 8.  Changes in Net Assets Available for Benefits by Investment Fund (continued)

     The allocation of changes in net assets available for benefits for the year ended December 31, 1997 is as follows:

                                                                  Fund Information
                                       -------------------------------------------------------------------
                                          Fixed
                                         Income         Diversified   Government    TRASOP         Stock
                                          Fund             Fund          Fund        Fund          Fund             Total

Additions:
Investment income:
    Interest and dividend income        $  426,903     $   88,399     $ 32,431    $   6,365      $  58,340      $  999,940
    Interest income, participant loans           -              -            -           -               -          95,855
    Net appreciation (depreciation)
      of investments                             -      1,107,308          922           -        (488,187)        844,511
                                        ----------     ----------     --------    ---------      ---------      ----------
                                           426,903      1,195,707       33,353        6,365       (429,847)      1,940,306
                                        ----------     ----------     --------    ---------      ---------      ----------
Contributions:
    Employer                                29,125         (2,025)       3,662            -             49         420,079
    Participant                            125,809              -            -            -              -       1,257,929
    Participant loan repayments                  -              -            -            -              -               -
                                        ----------     ----------     --------    ---------     ----------      ----------
                                           154,934         (2,025)       3,662            -             49       1,678,008
                                        ----------     ----------     --------    ---------     ----------      ----------
      Total additions                      581,837      1,193,682       37,015        6,365       (429,798)      3,618,314
                                        ----------     ----------     --------    ---------     ----------      ----------
Deductions:
Administrative expenses                          -              -            -            -            465             465
Participant loan withdrawals               435,291              -            -            -              -               -
Payment of benefits                      1,142,409        552,191       71,783            -        873,342       2,763,508
                                        ----------     ----------     --------    ---------     ----------      ----------
      Total deductions                   1,577,700        552,191       71,783            -        873,807       2,763,973
                                        ----------     ----------     --------    ---------     ----------      ----------
Net increase prior to
    interfund transfers                   (995,863)       641,491      (34,768)       6,365     (1,303,605)        854,341
Interfund transfers                     (8,886,415)    (7,234,363)    (559,141)           -     (2,375,262)              -
                                        ----------     ----------     --------    ---------     ----------      ----------
Net increase (decrease)                 (9,882,278)    (6,592,872)    (593,909)       6,365     (3,678,867)        854,341
Net assets available for benefits:
      Beginning of period                9,882,278      6,592,872      593,909      123,721      3,678,867      21,863,828
                                        ----------     ----------     --------     --------     ----------     -----------
      End of period                     $        -     $        -     $      -     $130,086     $        -     $22,718,169
                                        ==========     ==========     ========     ========     ==========     ===========

                                                        Additional Information
                                                        Required for Form 5500

Crown Cork & Seal Company Inc.                                      Schedule I
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
EIN 23-1526444
Schedule of Assets Held for Investment Purposes
Attachment to Form 5500, Line 27(a)
As of December 31, 1998
--------------------------------------------------------------------------------

                                                                                                               Current
           Identity of Issue                             Description of Asset                 Cost              Value

*    Vanguard Balanced Index Fund                   Registered Investment Company         $2,301,441         $2,556,506
*    Vanguard Total Bond Market Index Fund          Registered Investment Company            557,462            567,698
*    Vanguard Explorer Fund                         Registered Investment Company            881,018            847,747
*    Vanguard 500 Index Fund                        Registered Investment Company          5,924,188          7,245,558
*    Vanguard International Growth Fund             Registered Investment Company            778,724            838,913
*    STI Classic Prime Quality Money Market Fund    Money Market Fund                         81,712             81,712
*    Crown Cork & Seal Stock Fund                   Company Stock Fund                     2,563,359          1,831,288
     Participant loans                              9.5% - 10%                                                  856,770
*    Crown Cork & Seal Fixed Income Fund            Unallocated Guaranteed Investment
                                                      Contracts and Common/
                                                      Collective Trusts                    6,161,387          6,161,387
                                                                                                            -----------
Total assets held for investment purposes                                                                   $20,987,579
                                                                                                            ===========

* Party in Interest

Crown Cork & Seal Company Inc.                                    Schedule II
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
EIN 23-1526444
Schedule of Reportable (5%) Transactions*
Attachment to Form 5500, Line 27(d)
Year Ended December 31, 1998
--------------------------------------------------------------------------------

                                                                                                        Current Value
                                                                                        Historical      of Asset on        Net
  Identity of                                                Purchase      Selling         Cost         Transaction        Gain
 Party Involved           Description of Asset                Price         Price        of Asset           Date          (Loss)

The Vanguard Group    Vanguard Balanced Index Fund          $  831,531                                  $   831,531
The Vanguard Group    Vanguard Balanced Index Fund                        $  969,732     $  923,781         969,732       $ 45,951

The Vanguard Group    Vanguard 500 Index Fund                2,041,261                                    2,041,261
The Vanguard Group    Vanguard 500 Index Fund                              1,986,611      1,877,165       1,986,611        109,446

The Vanguard Group    Crown Cork & Seal Fixed Income Fund    1,688,162                                    1,688,162
The Vanguard Group    Crown Cork & Seal Fixed Income Fund                  2,688,525      2,688,525       2,688,525              -

The Vanguard Group    Crown Cork & Seal Stock Fund             436,493                                      436,493
The Vanguard Group    Crown Cork & Seal Stock Fund                         1,197,440      1,141,609       1,197,440         55,831


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.